John Mahon	Writer’s E-mail Address
202.729.7477	John.Mahon@srz.com

October 2, 2020

VIA EDGAR

Mr. Alberto H. Zapata

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	IDR Core Property Index Fund Ltd

Registration Statement on Form N-2

(File No. 811-23460)

Dear Mr. Zapata:

On behalf of IDR Core Property Index Fund Ltd (the “Fund”), set forth below are the Fund’s responses to the oral comments provided by the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to the Fund on January 6, 2020 with respect to the Fund’s response (“Prior Response Letter”) to the prior comments provided by the Staff with respect to the Fund’s Registration Statement on Form N-2 (File No. 811-23460) (the “Registration Statement”), filed with the Commission on August 2, 2019 under the Investment Company Act of 1940, as amended (the “1940 Act”).

The Staff’s comments are set forth below in italics and are followed by the Fund’s responses. Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to them in the Registration Statement. Where revisions to the Registration Statement are referenced in the below responses, such revisions have been reflected in Amendment No. 2 to the Registration Statement, filed concurrently herewith. Along with revisions to the Registration Statement in response to oral comments provided by the Staff, the Fund is filing Amendment No. 2 to the Registration Statement to attach exhibits, update information with respect to service providers and personnel information with respect to the Adviser, and to add risk factors relating to COVID-19.

Comment Letter

1.	Comment: Please confirm to the Staff that the bullet points referred to in comment no. 1 of the Prior Response Letter will be included on the cover page of any private placement memorandum used by the Fund in connection with the offer and sale of Common Shares.

Response: The Fund confirms to the Staff that it will include the bullet points referred to in comment no. 1 of the Prior Response Letter on the cover page of any private placement memorandum used by the Fund in connection with the offer and sale of Common Shares.

Mr. Alberto H. Zapata

October 2, 2020

Fee Table

2.	Comment: Please confirm to the Staff whether the fee waiver referenced in footnote 4 of the fee table in Item 3 of the Registration Statement is a contractual fee waiver. If so, please confirm to the Staff that the fee waiver will be in place for at least a year from the date of the filing of the Registration Statement and any private placement memorandum used by the Fund in connection with the offer and sale of Common Shares. Additionally, please confirm to the Staff that the expense examples include the effect of the fee waiver for the length of time that the fee waiver is in effect.

Response: The Fund confirms to the Staff that the fee waiver referenced in footnote 4 of the fee table in Item 3 of the Registration Statement is a contractual fee waiver. Additionally, the Fund confirms to the Staff that the fee waiver will be in place for at least a year from the date of the filing of the Registration Statement and any private placement memorandum used by the Fund in connection with the offer and sale of Common Shares. Further, the Fund confirms to the Staff that the expense examples include the effect of the fee waiver for the length of time that the fee waiver is in effect. The Fund further advises the Staff on a supplemental basis that the fee waiver will only be in effect for a period of 24 months following the Fund’s initial closing and acceptance of subscriptions, which is clearly disclosed in the Registration Statement and will be clearly described in any private placement memorandum used by the Fund in connection with the offer and sale of Common Shares.

3.	Comment: Please confirm to the Staff that that the Eligible Component Funds consist solely of REITs and do not consist of registered investment companies. If they are not REITs, please confirm to the Staff that the Acquired Fund Fees and Expenses associated with the Eligible Component Funds do not exceed the 0.01% of net assets threshold and are not required to be reported in the fee table.

Response: The Fund confirms to the Staff that the Eligible Component Funds consist solely of REITs that rely on Section 3(c)(5) of the 1940 Act. If the Fund were to invest in a REIT that fit the definition of “Acquired Fund” for purposes of the Acquired Fund Fees and Expenses calculation, the Fund would include the REIT in such calculation. Instruction 10(a) to Item 3 of Form N-2 defines “Acquired Fund” as any company in which the Fund invests or intends to invest (A) that is an investment company or (B) that would be an investment company under section 3(a) of the 1940 Act but for the exceptions to that definition provided for in sections 3(c)(1) or 3(c)(7) of the 1940 Act. Many REITs, including the Eligible Component Funds, do not fall within either category (A) or (B) of that definition, but instead are exempt from registration under the 1940 Act (e.g., pursuant to section 3(c)(5) of the 1940 Act). The Fund does not intent to invest in any REITs that are an “Acquired Fund” within the meaning of instruction 10(a) to Item 3. Therefore, any fees and expenses of REITs are not included in the Acquired Fund Fees and Expenses line item of the fee table.

Mr. Alberto H. Zapata

October 2, 2020

General

4.	Comment: Please confirm to the Staff that no further Regulation D offerings associated with the filing of the Registration Statement require a separate filing with respect to the other commitments mentioned in the Registration Statement.

Response: The Fund confirms to the Staff that no further Regulation D offerings associated with the filing of the Registration Statement require a separate filing with respect to the other commitments mentioned in the Registration Statement. In addition, the Fund advises the Staff on a supplemental basis that it intends to file a Form D prior to its initial closing and acceptance of subscriptions with respect to the offering referenced in the Registration Statement.

5.	Comment: Prior to filing a subsequent amendment to the Registration Statement, please complete the table in Item 27 of the Registration Statement to include all required disclosures.

Response: The Fund confirms to the Staff that it has revised the disclosure set forth in Item 27 of the Registration Statement in response to the Staff's comment..

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If you have any questions or additional comments concerning the foregoing, please contact the undersigned at (202) 729-7477.

Sincerely,

/s/ John J. Mahon

John J. Mahon

cc:	Gary A. Zdolshek, CEO and President / IDR Core Property Index Fund Ltd